KRIPTECH INTERNATIONAL CORP.

21/37 moo 4, Bangrak, Bophut, Koh Samui,

Surat Thani Province, Thailand 84320

Tel.  (424) 265-6700

Email: kriptechint@gmail.com

May 8, 2017

Mr. Courtney L. Lindsay

United States

Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549

Re: Kriptech International Corp.

       Amendment No. 2 to Registration Statement on Form S-1

       Filed April 25, 2017

       File No. 333-214815

Dear Mr. Lindsay,

Kriptech International Corp. (the “Company”) herewith files with the Securities and Exchange Commission (the "Commission") amendment number 3 to the registration statement on Form S-1 (the "Registration Statement") in response to the Commission's request, dated May 4, 2017 (the "Comment Letter"), with reference to the Company's registration statement on Form S-1 filed with the Commission on April 25, 2017.

In addition to the Amended Registration Statement, the Company supplementally responds to all the Commission's requests as follows (the term “our” or “we” as used herein refers to the Company):

Director Compensation, page 30

1. We reissue our prior comment 7 in our letter dated April 11, 2017. It appears that you have removed Mr. Aleksandr Zausayev from your officer summary compensation table as opposed to removing him from the director compensation table. Please add Mr. Zausayev back to the officer compensation table and remove him from the director compensation table.

Response: We have added Mr. Zausayev back to the officer compensation table and removed him from the director compensation table.

Please direct any further comments or questions you may have to the company at kriptechint@gmail.com

Thank you.

Sincerely,

/S/ Anatolii Antontcev

Anatolii Antontcev, President